St. Louis Key Market

EONOMIC IMPACT OF HIT-FINANCED PROJECTS IN ST. LOUIS In 2023 Dollars, Since Inception*

31 Projects	$607.2M HIT Investments Amount	$983.8M Total Development Cost	13.9M Hours of Union Construction Work	5,268 Housing Units Created or Preserved
$2.7B Toal Economic Impact	15,339 Total Jobs Across Industries	1.2B Total Wages and Benefits	$89.8M State and Local Tax Revenue Generated	33% Percent Affordable

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of September 30, 2024. Economic impact data is in 2023 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department at 202-331-8055. Investors should read the current prospectus carefully before investing.